Mail Stop 7010

                                                April 12, 2006



Mr. Terry J. McClain
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

	RE:	Valmont Industries, Inc.
      Form 10-K for the fiscal year ended December 31, 2005
		Filed March 14, 2006
      File # 1-31429


Dear Mr. McClain:

      We have reviewed your filings and have the following comments.
We have limited our review to only disclosures concerning EBITDA, cash overdrafts, acquisitions and disclosure controls and procedures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Selected Financial Data, page 22
1. We note that you present EBITDA as a key financial measure. It is not clear to us that your current presentation complies with Item 10(e)(i)(A) of Regulation S-K. In this regard, given that you state that this measure is important because it is the basis for determining your maximum borrowing capacity at any one time, we assume that you are presenting this as a measure of your liquidity.
However, we note that you have reconciled EBITDA to Net Income as though it were a performance measure. Please advise, or confirm to us that you will revise this reconciliation in future filings. Refer to Question 15 from the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/ nongaapfaq.htm.

Note 1. Summary of Significant Accounting Policies - Principles of Consolidation, page 47
2. We read that you have classified your cash overdrafts as accounts payable in your consolidated balance sheets. Please confirm to us that you have classified these overdrafts as financing activities in your consolidated statements of cash flows. If not, please explain to us how you determined that your cash flow statement classification was appropriate.

Note 2. Acquisitions, page 50
3. Tell us, with a view towards future disclosure, how you determined the value of the customer relationships obtained in the acquisition of Newmark International, Inc. In this regard, please also tell us how you determined that a 20-year useful life was appropriate. Also tell us how you determined that your acquired Newmark and Sigma trademarks and trade names were indefinite lived. Your response should address each of the criteria in paragraph 11 of SFAS 142.

Item 9A. Controls and Procedures, page 73
4. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in timely providing them with material information required to be included in your periodic filings. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective  to ensure that information required to be disclosed in
the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures and are effective to ensure that you record, process, summarize and report the information required to be disclosed in reports filed under the Exchange Act
within the specified time periods.   Alternatively, in future
filings
you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in
their
absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,




							John Cash
							Accounting Branch Chief

Mr. Terry J. McClain
Valmont Industries, Inc.
April 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE